SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                      FORM 10-C

              REPORT BY ISSUER OF SECURITIES QUOTED ON THE NASDAQ STOCK
                                      MARKETSSM

           Filed Pursuant to Section 13 or 15(d) of the Securities Exchange
                   Act of 1934 and Rule 13a-17 or 15d-17 thereunder

                           LONESTAR HOSPITALITY CORPORATION
                  (Exact name of registrant as specified in charter)

              3131 Turtle Creek Blvd., Suite 1301, Dallas, Texas  75219
                       (Address of Principal Executive Offices)

          Registrant's telephone number, including area code:(214) 520-9292

                      I.  CHANGE IN NUMBER OF SHARES OUTSTANDING
           Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:
          1.   Title of security:  Common Stock, par value $.01

          2.   Number of shares outstanding before the change:   5,874,121
          3.   Number of shares outstanding after the change:    8,811,181
          4.   Effective date of change:     February 2, 1996
          5.   Method of change:   Stock dividend

          6.   Give brief description of transaction:  One-for-two    stock
                                                       dividend (equivalent
                                                       to     three-for-two
                                                       stock split)

                             II. CHANGE IN NAME OF ISSUER
          1.   Name prior to change:    N/A
          2.   Name after change:       N/A

          3.   Effective date of charter amendment changing name:     N/A
          4.   Date of shareholder approval of change, if required:   N/A



          Date: March 22, 1996          LONESTAR HOSPITALITY CORPORATION

                             BY: /s/ Steven B. Solomon
                             Steven B. Solomon, Chief Operating Officer and
                                       Secretary
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